Groundfloor Finance Inc.

OFFICES 75 Fifth Street, NW, Suite 2170 Atlanta, GA 30308	MAILING ADDRESS PO Box 79346 Atlanta, Georgia 30357

December 13, 2017

VIA FEDEX DELIVERY

Filer Desk – Mail Stop 3233

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Kim McManus, Senior Attorney

Office of Real Estate and Commodities

Re:	Groundfloor Finance Inc.
Amendment No. 2 to the Offering Statement on Form 1-A
Filed December 13, 2017
File No. 024-10753

Dear Ms. McManus:

Groundfloor Finance Inc. (the “Company”) hereby submits for filing with the Securities and Exchange Commission Amendment No. 2 (“Amendment No. 2”) to the above-referenced Offering Statement on Form 1-A (the “Offering Statement”, including Part II thereof, which is referred to generally as the “Offering Circular”). The Offering Statement has been revised in response to the comment letter dated December 8, 2017 (the “Comment Letter”) and to make certain other updates. The Company is providing the Staff with clean and redlined copies of Amendment No. 2.

The Company is also providing the following responses to the Comment Letter. The numbered paragraphs below correspond to the numbered comments in the Comment Letter, with the Staff’s comments presented in italics. Please note that all references to page numbers in the responses refer to the page numbers of the clean version of Amendment No. 2. Capitalized terms not otherwise defined below have the meanings set forth in the Offering Circular.

Description of the Company’s Business

Background

Financing Projects through the Groundfloor Platform, page 37

1.	We note your responses to comments 2 and 3 of our letter. We further note your revised disclosure on pages 37 and 43. Please clarify whether the maximum loan amount is limited to the total project costs disclosed in the project summary. To the extent a loan could exceed the total project costs, please tell us how the current disclosure framework is appropriate.

RESPONSE:

The Company respectfully informs the Staff that the maximum loan amount is limited to the total project costs disclosed in the project summary. The Company has revised the disclosure on page 43 to clarify this issue.

[signature page to follow]

Securities and Exchange Commission

December 13, 2017

[signature page to comment response letter to Securities and Exchange Commission]

If we can be of further assistance in facilitating your review of the above responses, please do not hesitate to contact me at 202-758-8041 or nick@groundfloor.us.

Sincerely,

/s/ Nick Bhargava

Nick Bhargava
Director, Secretary, and Executive Vice President,
Legal & Regulatory
Groundfloor Finance Inc.

cc:	Robbins Ross Alloy Belinfante Littlefield LLC
Vincent R. Russo

Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.
Amy S. Wallace